Exhibit 10.j
June 15, 2007
Mr. Donald DeMarie
[Address]
Dear Donny:
Richard, Alan and I, as well as other members of the executive staff and members of the Masco Board, are delighted that you have decided to relocate to Michigan and the Masco Corporate Office.
Position
Your new position title is Executive Vice President. As we have discussed, you and I together with the rest of the management team have a tremendous opportunity to continue building on the foundation that Richard, Alan and others have put in place to drive value for our shareholders. We have leadership positions in the markets we serve reflecting our products, brands and the exceptional people who make up Masco; I am excited and I know you are too!
Cash Compensation
Effective July 1, 2007, your base salary will be increased to an annualized rate of $625,000. This will continue to be reviewed, generally on an annual basis, with your next review scheduled for July 1, 2008, or at such time as you assume additional responsibilities, as we have discussed. Your executive cash bonus program will provide you the opportunity to earn a cash bonus of up to 160% of base compensation, based on the yearly goals established for Masco executives by the Organization & Compensation Committee of the Masco Board. The executive stock award program also provides an annual stock award opportunity of up to 160% of base salary.
In recognition of your promotion and to facilitate your relocation, Masco will also pay you an additional, one time, $550,000 cash bonus, such payment to be made when you have signed a purchase agreement on a new home here in the greater Detroit area.
Long Term Incentive Compensation
The Organization and Compensation Committee of the Masco Board approved a special stock award and stock option in recognition of your promotion.
1) The Committee has approved a stock award of 75,000 shares of Masco Corporation common stock. This award has an annual 10%, ten-year vesting schedule. All unvested shares will pay a dividend if declared by the company.
2) The Committee has approved a stock option of 150,000 shares. The exercise price of this stock option is $30.16 per share. Masco’s stock options vest at the rate of 20% per year and are exercisable for ten years from the date of the grant.

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Purchase of Current Residence
Masco will purchase your current residence for a minimum of $1,450,000. This amount will be adjusted to reflect the higher of the appraisal currently in process or the selling price we ultimately receive upon sale. As discussed, given the current market dynamics we agree that this approach will provide an equitable outcome for you and the Company.
We want to help you make this move without losing focus on your businesses or causing undue stress on your family. You would be responsible for the payment of any taxes or deferred taxes involved in this purchase and the tax implications should be discussed with your personal tax advisor. Masco will be responsible for closing costs on both our purchase and subsequent sale including commissions on the subsequent sale. Any real estate taxes and assessments owed up to the time of Masco’s purchase of the house, would remain your responsibility. You and your family agree to cooperate in Masco’s subsequent showing and sale of the residence through its authorized representative.
Relocation to Michigan Residence
Masco will reimburse you for duplicate living expenses while transitioning from your Florida residence to the new Michigan residence.
Masco will arrange to move your household goods from the old residence to the new residence. The cost of the moving expenses will be paid directly by Masco. Moving expenses include the charges for packing, loading, transporting, unloading, unpacking, and insurance on the transported goods.
Masco will reimburse you for the closing costs and attorney’s fees related to the purchase of your Michigan residence. Closing costs include processing fees, title search, state and local transfer taxes, survey fees, credit reports, abstract fees, recording fees, notary fees, owner’s or lender’s title insurance, termite inspection, mechanical/structural inspection, tests for radon, gas and asbestos.
Contingent Right to Return to Florida
We recognize that you are agreeing to this relocation without contractual assurances of future advancement within Masco. lf, during the three-year period commencing on the date of this letter, you decide that you wish to return to Florida, Masco agrees that it will guarantee that your sale of the Michigan residence you are currently purchasing, assuming your continued ownership of same, will be no less than the purchase price. You, of course, would remain free to sell the house personally if that would prove to be more financially beneficial to you.

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This right to have Masco relocate you back to Florida is conditioned on your remaining with Masco for, at least, an additional one-year period from the date of the return to Florida. In the event you voluntarily resign or are discharged for cause from Masco, either during the three-year period or during the one-year period following any return to Florida, you agree to reimburse Masco for any payment on your behalf under this provision or forego any payment that this provision might otherwise require.
Additional Provisions
The anticipated starting date here in Taylor is August 1, 2007. Chuck Greenwood will coordinate the details of your relocation to Michigan.
I look forward to your relocation and the opportunity to work with you even more closely than in the past.
Sincerely,
/s/ Tim Wadhams
Tim Wadhams

CC:	Richard Manoogian Chuck Greenwood